China Digital TV and Intel Capital Jointly Announce Investment in Beijing JoySee Technology

BEIJING, China, August 3, 2011 — China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems to China's expanding digital television market, and Intel Capital, Intel Corporation’s global investment organization, today jointly announced an Intel Capital investment in Beijing JoySee Technology Co., Ltd (“JoySee”), a subsidiary of China Digital TV.

Established in 2011 as a subsidiary of China Digital TV, JoySee is engaged in the research and development of high-definition (HD) smart TV/cable smart set top boxes (“STB”). The funding from Intel Capital will be used to further develop JoySee’s HD smart TV and cable smart STB products, which will use Intel® Atom™ processor CE4100 to provide end users with a highly secure and reliable HD experience. Intel Capital will appoint an authorized representative to observe on JoySee's board of directors.

Mr. Jianhua Zhu, chairman and chief executive officer of China Digital TV; Mr. Arvind Sodhani, executive vice president of Intel and president of Intel Capital; Mr. Ian Yang, president of Intel China, and Mr. Jun Hong, chief executive officer of JoySee, attended the press conference in Beijing.

“We are delighted to work with Intel Capital on JoySee, which is developing the next generation of smart TV and cable smart STB products in China. This investment deepens our strategic collaboration with Intel, strengthens our shared vision for the future of digital TV in China and builds on our cooperation that started since 2008, which integrated our CA solution with Intel’s media processor technology,” said Mr. Jianhua Zhu. “Intel has unparalleled expertise in innovative technologies, marketing channels and a track record of innovative excellence. Together with our superior CA technology, and smart TV and cable smart STB design knowledge, this business collaboration with Intel will enable us to create advanced, highly secure and reliable high-definition home entertainment products.”

“The Triple-play convergence in China is an exciting opportunity for Intel to participate and help develop a next generation network,” said Mr. Arvind Sodhani. “The investment in JoySee is part of Intel Capital’s efforts to further expand China’s smart TV capabilities, as well as to enrich people’s lives through new functionalities and compelling services.”

“Cable smart STB is increasingly central to home entertainment equipment,” Mr. Jun Hong said. “This partnership continues our long-term strategy to create unique high-end products and bring outstanding, diversified, and open smart application experiences and services to end users.”

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV
Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn .

About Intel Capital
Intel Capital, Intel's global investment organization, makes equity investments in innovative technology start-ups and companies worldwide. Intel Capital invests in a broad range of companies offering hardware, software, and services targeting enterprise, home, mobility, health, consumer Internet, semiconductor manufacturing and cleantech. Since 1991, Intel Capital has invested more than US$10 billion in over 1,140 companies in 50 countries. In that timeframe, 191 portfolio companies have gone public on various exchanges around the world and 268 were acquired or participated in a merger. In 2010, Intel Capital invested US$327 million in 119 investments with approximately 44 percent of funds invested outside the United States and Canada. For more information on Intel Capital and its differentiated advantages, visit www.intelcapital.com.

Inquiries:

Nan Hao
Investor Relations, China Digital TV
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Mimi Li
Marketing Manager, Intel Capital
Tel: +86-10-5751-1520
Email: mimi.li@intel.com

Evia Shum
PR Manager, Intel China Ltd.
Tel: +86-21-22071302
Email: evia.shum@intel.com

Josh Gartner
Brunswick Group
Tel: +86-10-5960-8610
Email: jgartner@brunswickgroup.com